August 4, 2006
Via EDGAR and Facsimile
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Kate Tillan Eric Atallah

Re:	Exide Technologies
Ladies and Gentlemen:
     On behalf of Exide Technologies, a Delaware corporation (the “Company”), please find the response of the Company to the follow up comment letter, dated July 27, 2006, received by Gordon A. Ulsh from the Staff of the Securities and Exchange Commission (the “Commission”). The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses.
1.	Please refer to prior comments 2 and 3. Please respond to the following comments:

Your response states you believe that market capitalization is the best indicator of fair value for each of your segments for the reasons stated in that response, including the fact that your historical business plans and forecasts have not been accurate. As such, you used market capitalization to test your goodwill for impairment. Your disclosure on page F-17 states that you used discounted cash flows and also considered your market value. Please reconcile your response with the disclosure. Ensure that future disclosure is consistent with your response.

We note that you allocated the Company’s market capitalization to your segments and determined that goodwill in each of the segments was fully impaired. Please note that under SFAS 141 you should perform a two-step test for goodwill impairment. First, you should compare the fair value of the reporting unit to its carrying value, including goodwill. If the carrying value is in excess of the fair value, then you should perform a second test to determine whether or not there is any impairment to your goodwill. That is, the results of the first test only determine whether you should perform the second step. The results of the first test do not necessarily mean that goodwill is impaired or reflect the amount of any goodwill impairment. In the second step, you should determine the implied fair value of your goodwill and compare that implied fair value to the carrying amount of your goodwill. Any excess of the carrying amount over the implied fair value of goodwill represents the amount of the impairment charge. Please revise or advise us how you applied the second step of the two-step process in determining the implied fair value of your goodwill and the amount of your goodwill impairment.

Response:
The Company will reflect in future filings beginning with Form 10-Q for the fiscal quarter ended June 30, 2006 disclosure to provide clarity that the Company viewed market capitalization as the Company’s best indicator of fair value for each segment and the Company used market capitalization to test the goodwill for impairment. In addition, the Company will remove in future filings inconsistent disclosure that states the Company “used discounted cash flows”.

Below is the Company’s proposed disclosure, referred to above, for its future filing of Form 10-Q for the fiscal quarter ended June 30, 2006:
“In the Company’s quarter ended December 31, 2004, as part of the annual goodwill impairment assessment, the Company determined based on its market capitalization — which was allocated to the Company’s reporting units — that the Company’s net assets for each reporting unit exceeded the fair value of each reporting unit. The Company viewed market capitalization as the best indicator of fair value for each reporting unit for the following reasons: given it is the value placed on the Company as a whole by third party shareholders; the value of the Company’s common shares had decreased from the date of emergence from bankruptcy and had failed to recover for over six months; and the Company continued to fail to meet its business plan and forecasts. The Company utilized its revised 5 year plan and cash flow analysis to allocate total Company market capitalization to the reporting units in which goodwill resided as it was believed this was the most appropriate way to allocate the market capitalization.”
The Company respectfully notes the Company did perform a two step process and will attempt to provide a clearer response below of the step 1 and step 2 processes the Company performed.

First step: In identifying potential goodwill impairment, the Company performed step 1 as described in paragraph 19 under SFAS 142. The Company determined fair value based on its market capitalization. The Company viewed market capitalization as the best indicator of fair value for each reporting unit for the following reasons: given it is the value placed on the Company as a whole by third party shareholders; the value of the Company’s common shares had decreased from the date of emergence from bankruptcy and had failed to recover for over six months; and the Company continued to fail to meet its business plan and forecasts. Utilizing its revised 5 year plan and cash flow analysis, the Company allocated the market capitalization proportionately based on the revised

5 year plan’s Adjusted EBITDA for each reporting unit in which goodwill resided. As Adjusted EBITDA is a common proxy used in the industry to value companies, the Company believed it was an appropriate method to allocate the market capitalization to the reporting units. Next, the Company compared the carrying value of the reporting unit, including goodwill to the fair value of the reporting unit. As the carrying value of the reporting unit, including goodwill exceeded the fair value of each reporting unit, the Company determined it had potential goodwill impairment and proceeded to perform step two.

Second step: In measuring the amount of impairment loss, the Company performed step 2 as described in paragraph 20 under SFAS 142. The Company compared the fair value of each reporting unit against the fair value of the assets excluding goodwill for each reporting unit in order to determine the implied fair value of goodwill for each reporting unit. The Company determined that no excess amount existed when comparing the fair value of any reporting unit to the fair value of the assets excluding goodwill, indicating an implied fair value of goodwill of zero. Since the aggregate carrying value of reporting unit goodwill was $388 million the Company recorded an impairment loss for the carrying amount of goodwill.
2.	We note that you entered into a rights offering and standby purchase agreement with a registration rights agreement. Please tell us how you plan to account for these agreements including the following:

Please tell us the significant terms of the rights offering, standby purchase agreement and the registration rights agreement.

Discuss how you will account for these agreements, cite the accounting literature upon which you relied, and explain how you applied that literature based upon your facts and circumstances.

Response:
The relevant significant terms applicable to the rights offering, standby purchase agreement and registration rights agreement are contained in the Form 8-K filed on June 29, 2006, the relevant excerpt of which we have attached as Exhibit I to this response.

In terms of accounting for these rights, we will utilize the guidance provided in Statement of Financial Accounting Standards No. 128 (“SFAS 128”); Earnings Per Share, specifically paragraphs 55-56 and paragraph 154. With this in mind, and based on the significant terms in Exhibit I, we have concluded the following key terms are most relevant:
•	The rights will be issued at a discount (bonus element) and they will be offered to all existing stockholders;

•	Completion of the rights offering is contingent on approval of a majority of the Company’s existing stockholders and such proposal will be submitted for approval at our scheduled Stockholders meeting on August 22, 2006.

•	The rights themselves are not separately tradeable.
Given the above, we conclude that no accounting is appropriate until the offering is approved by our current stockholders. Once approved, we will adopt the accounting required by paragraphs 55-56 of SFAS 128 and restate, retroactively, EPS for all periods presented in filings subsequent to such approval.
* * * * *
The Company hopes that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (678)566-9641.
Sincerely,
Phillip A. Damaska
Senior Vice President and
Corporate Controller

cc:	Carter W. Emerson, P.C. Kirkland & Ellis, LLP

Exhibit I
On June 28, 2006, Exide Technologies, a Delaware corporation (the “Company”), entered into a Standby Purchase Agreement (the “Standby Agreement”) with Tontine Capital Partners, L.P. (“Tontine”), Legg Mason Investment Trust, Inc. (“Legg Mason” and together with Tontine, the “Standby Purchasers”) and Arklow Capital, LLC (the “Additional Standby Purchaser”) under which the Standby Purchasers and the
Additional Standby Purchaser have agreed to certain standby commitments with regards to the Company’s planned $75.0 million rights offering to holders of its common stock (the “Rights Offering”). The Standby Purchasers and the Additional Standby Purchaser may elect to assign some or all of their rights to purchase shares of the Company’s common stock under the Standby Agreement to their designated affiliates. The subscription price in the Rights Offering will be equal to 80% of the average closing price per share of the Company’s common stock for the 30-day-trading period ending July 6, 2006, but it will not be higher than $4.50 per share nor lower than $3.00 per share. Under the Standby Agreement, the Standby Purchasers have also agreed to purchase at the subscription price additional shares of the Company’s common stock for gross proceeds of $50.0 million. Tontine and the Additional Standby Purchaser or their affiliates are owners of the Company’s common stock. Currently Tontine beneficially owns approximately 9.9% of the Company’s outstanding common stock and the Additional Standby Purchaser beneficially owns approximately 6.5% of the Company’s outstanding common stock (including through the warrants it owns).
The Standby Agreement obligates the Company to sell, and requires the Standby Purchasers and the Additional Standby Purchaser to purchase from the Company, all shares of common stock issuable upon the exercise of any rights remaining unsubscribed at the close of the Rights Offering subscription period. The price per share paid by the Standby Purchasers and the Additional Standby Purchaser for such common stock will be equal to the subscription price offered in the Rights Offering. The Company will also sell to the Standby Purchasers additional shares of common stock at a price equal to the subscription price for the Rights Offering for gross proceeds, before expenses, of $50.0 million. Completion of the Rights Offering and the sale of additional shares to the Standby Purchasers will be subject to shareholder approval, which will be sought at the Company’s 2006 annual meeting scheduled to be held August 22, 2006. The Rights Offering will not commence until the Company files a registration statement covering it with the Securities and Exchange Commission which is declared effective.
The obligations of the Standby Purchasers and the Additional Standby Purchaser to fulfill the standby commitments under the Standby Agreement and purchase the additional shares of common stock is subject to the following conditions:
• the Company’s representations and warranties under the Standby Agreement are true and correct in all material respects as of the date of the Standby Agreement and the date of the closing of the transactions contemplated thereunder;
• the Company’s execution and delivery of a registration rights agreement;
• there having been no material adverse effect on the Company’s financial condition or earnings, financial position, operations, assets, results of operations, business or prospects and there having occurred no event or circumstance which would reasonably likely result in such a material adverse effect;
• none of the following events having occurred: (i) a suspension of trading of the Company’s common stock or a suspension of trading or the establishment of limited or minimum prices on securities generally on the New York Stock Exchange or NASDAQ National Market; (ii) a banking moratorium having been declared either by U.S. or New York State authorities; or (iii) there having occurred any material outbreak or material escalation of hostilities, declaration by the United States of a national emergency or war or other calamity or crisis which has a material adverse effect on the U.S. financial markets (each, a “Market Event”).
The obligations of Tontine are also subject to the condition that on or prior to the closing date of the transactions, two nominees of Tontine (who are reasonably acceptable to the Company’s Board of Directors) are elected or appointed to the Company’s Board of Directors.

The Standby Agreement also includes a “no shop provision” under which the Company agrees, with certain exceptions, to not sell or negotiate with a view to selling any of its businesses, assets or capital stock.
If the Rights Offering has not closed on or prior to September 30, 2006, for any reason other than a material breach of the Standby Agreement by the Standby Purchasers or a Market Event or if the Company terminates the Standby Agreement prior to the closing of the Rights Offering other than as a result of a material breach of the Standby Agreement by the Standby Purchasers or if the Standby Purchasers terminate the Standby Agreement in accordance with its terms other than for a Market Event, the Standby Purchasers have the option to purchase additional shares of common stock at a price equal to the Rights Offering subscription price for gross proceeds of $50.0 million. If the Company’s shareholders do not approve the Rights Offering at the Company’s 2006 annual meeting, the Standby Purchasers are entitled to purchase a portion of the shares offered to them under the Standby Agreement equal to up to 19.9% of the issued and outstanding shares of the Company’s common stock at a price of $4.50 per share.
In connection with the Standby Agreement, the Company has agreed that upon the closing of the transactions contemplated by the Standby Agreement, it will enter into a registration rights agreement with the Standby Purchasers and the Additional Standby Purchaser in the form attached to the Standby Agreement. Pursuant to such registration rights agreement, the Company will register the resale of the shares of the Company’s common stock that each Standby Purchaser and the Additional Standby Purchaser holds.
The foregoing description of the Standby Agreement and the registration rights agreement are qualified in their entirety by reference to the Standby Agreement and the form of the registration rights agreement.